Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

April 15, 2016

Ms. Jaea F. Hahn
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Touchstone Funds Group Trust (File Nos. 033-70958 and 811-08104) (the “Trust”)

Dear Ms. Hahn,

On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on April 5, 2016 regarding the post-effective amendment to the Trust’s registration statement on Form N-1A filed on February 19, 2016 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, with respect to the Touchstone Emerging Markets Small Cap Fund (the "Fund").

For your convenience, your comments are set out below in italicized text and each comment is followed by the Trust’s response.

General

1.     Please provide a “Tandy Letter” along with your response to comments of the Staff.

Response: Attached as Exhibit A to this letter is the “Tandy Letter” signed by an officer of the Trust.

2.     Please confirm that any blank or bracketed information in the Fund's Prospectus and Statement of Additional Information will be finalized in the 485(b) filing.

Response: The Trust confirms that it will finalize all blank or bracketed information in the Fund's Prospectus and Statement of Additional Information that will be filed with the Securities and Exchange Commission pursuant to Rule 485(b) under the Securities Act on April 19, 2016.

Prospectus

3.     Please confirm whether “Acquired Fund Fees and Expenses” should be included in the fee table in the Fund Summary given the reference to “other investment companies” in the “Investment Strategies and Risks” section.

Response: The Trust confirms that there are no “Acquired Fund Fees and Expenses” to be included in the fee table.

4.     In footnote 1 of the "Annual Fund Operating Expenses" table, please add that recoupment of the fee waiver is limited to the lesser of (1) the expense cap at the time of the waiver or (2) the expense cap in effect at the time of recapture. (Please also add this to the "Expense Limitation Agreement" section the SAI.)

Response: The requested language has been added.

5.     In "The Fund's Principal Investment Strategies" section of the Fund Summary, please address the following:

(a) Please explain what "located in emerging markets" means in the first sentence of the section. Does this refer to domicile or principal place of business, for example?

Response: We have added an explanation in "The Fund's Principal Investment Strategies" section to clarify what is meant by the phrase "located in emerging markets".

(b) For purposes of this Fund, you have defined small-cap companies as those companies with market capitalizations at the time of investment either (1) below $5 billion, or (2) below the market capitalization of the largest company within the Morgan Stanley Capital International ("MSCI") Emerging Markets Small Cap Index, whichever is higher. Please explain supplementally why a $5 billion market capitalization is small-cap.

Response: As of March 31, 2016, the largest company in both the MSCI World Small Cap Index and the MSCI ACWI (All Country World Index) Small Cap Index had a market capitalization of $8 billion, indicating that small-cap companies in both the U.S. and globally can have a market capitalization of $5 billion (or greater). Accordingly, we believe that $5 billion is reasonable.

(c) In the second paragraph of this section, please explain how emerging market countries may change with market conditions.

Response: We have revised this sentence to indicate that countries considered to be emerging markets by MSCI may change from time to time.

(d) In the last paragraph of this section, consider adding disclosure to address whether market capitalization will contribute to the sub-advisor's decision to buy or sell a security.

Response: We believe that the Prospectus clearly discloses the factors that the sub-advisor considers in buying and selling securities. We also believe that the Prospectus contains disclosure with respect to selling companies that were small-cap at the time of investment and subsequently appreciate. See "Investment Strategies and Risks - Portfolio Composition" at page 8.

6.     In "The Fund's Principal Risks" section of the Fund Summary, please address the following:

(a) In the introduction paragraph, please add the usual disclaimer that an investment in the Fund is not a deposit in a bank, is not insured or guaranteed by the FDIC or other government agency, etc.

Response: The requested language has been added.

(b) Please move the last paragraph in this section to the introduction paragraph.

Response: We have moved the last paragraph as requested.

(c) In the equity securities risk factor, please explain why mid-cap risk has been addressed.

Response: The requested explanation has been added.

(d) If applicable, please describe the use of leverage and/or derivatives. Does the Fund intend to hedge currency risk? If so, please add a risk factor to address this.

Response: For the information of the Staff, the Fund does not intend to to use derivatives as a principal strategy, and the sub-advisor ordinarily does not hedge currency risk. We have added an affirmative statement that the sub-advisor does not intend to hedge currency risk.

7.     Please consider moving the information contained in the "Investing with Touchstone - Pricing of Fund Shares" in the Fund's Prospectus to the Fund Summary.

Response: The Trust respectfully submits that the current placement of this information is not inconsistent with Form N-1A and is consistent with the Prospectuses for each of the other funds in the Touchstone fund complex. We seek for a consistent presentation our Prospectuses when and to the extent possible.

8.     In the first paragraph of "The Fund's Performance" section of the Fund Summary, please add a reference to the Fund's existing benchmark so that the narrative references the Fund's existing benchmark and its new benchmark. In the second paragraph of the section, please add language to reflect that future performance may differ from past performance due to the change in sub-advisor and investment strategy.

Response: The requested language has been added.

9.     In the "Investment Strategies and Risks" section, please make sure to be fully responsive to Item 9(b) of Form N-1A. For example, please add a discussion of how the Fund intends to achieve its investment objective.

Response: In the "Investment Strategies and Risks" section, disclosure has been added to address how the Fund's sub-advisor seeks to implement its investment objectives.

10.     In the "Investment Strategies and Risks - Portfolio Composition" section, please revise the language to include (a) the specific types of investments described by the Fund's name and (b) how/when changes in market capitalization are addressed by the Fund's sub-advisor.

Response: The requested language has been added. The Trust believes that the referenced section adequately describes the Fund's policies with respect to changes in market capitalization.

11.     Please differentiate between the "Risk/Return Summary" presented in response to Item 4 of Form N-1A and the information presented in response to Item 9 of Form N-1A so that the response to Item 4 contains a summary of the response to Item 9.

Response: The information presented in response to Items 4(a) and 4(b) of Form N-1A have been revised to present a summary of the principal investment strategies and the principal risks of the Fund. In addition, certain risk factors relating to foreign investments that were presented in response to Item 9(c) have been expanded to include information that had previously been presented in the SAI.

12.     In the "Equity Securities Risk", please delete the extraneous parenthetical that referenced funds not covered by this Prospectus.

Response: The requested revision has been made.

13.     Please confirm that the sub-advisor has the record necessary to confirm the composite calculation in the “Prior Performance for Similar Accounts Managed by the Sub-Advisor” section of the Prospectus, as required by Rule 204-2(a)(16) under the Investment Advisors Act.

Response: The sub-advisor has represented to the Trust that it has the records necessary to confirm the composite calculation in the in the “Prior Performance for Similar Accounts Managed by the Sub-Advisor” section of the Prospectus.

Statement of Additional Information

14.     In the "Permitted Investments and Risk Factors" section, please address the following:

(a) Please separate the permitted investments from the risk factors.

Response: The requested revision has been made.

(b) In the disclosure relating to options, please separate out the discussion relating to foreign currency options.

Response: The requested revision has been made.

(c) Please confirm supplementally that the Fund can invest up to the specific limits described in the section. (In particular, the section references that the Fund may invest up to 25% of its assets in REITs, up to 10% of its assets in Rule 144A securities, and up to 20% of its assets in participatory notes. Please address how these investments are consistent with the Fund's principal investment strategies.)

Response: The Trust confirms that these limits were carryovers from the prior fund's SAI and are not applicable to the Fund. Accordingly, these limits have been removed from the SAI. The sub-advisor does not intend to make significant use of these instruments in implementing the Fund's investment strategy.

15.     In the "Securities of Foreign Issuers" sub-section, please consider moving some of this discussion to the Prospectus.

Response: The requested revision has been made. See also the response to Item 11 above.

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If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/ Meredyth A. Whitford

Meredyth A. Whitford Counsel

cc:        Renee Hardt, Esq.
Terrie A. Wiedenheft
Deborah B. Eades, Esq.

EXHIBIT A

April 15, 2016

Ms. Jaea F. Hahn
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:         Touchstone Funds Group Trust (File Nos. 033-70958 and 811-08104) (the “Trust”)

Dear Ms. Hahn:

In connection with the Trust’s response to certain oral comments received from the Commission staff on April 5, 2016, with respect to the Staff’s review of the post-effective amendment to the Trust’s registration statement on Form N-1A previously filed on February 19, 2016, the Trust is providing the following representations, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the applicable filing, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Trust may not assert staff comments with respect to the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Meredyth A. Whitford, Esq., of Western & Southern Financial Group, internal counsel to the Trust, at (513) 357-6029.

Sincerely,

/s/ Terrie A. Wiedenheft
Terrie A. Wiedenheft
Treasurer